                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             Strayer Education, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    863236105
                                    ---------
                                 (CUSIP Number)

                                Steven B. Klinsky
                           New Mountain Partners, L.P.
                          712 Fifth Avenue, 23rd Floor
                               New York, NY 10019
                                 (212) 720-0300

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copies to:

                           Jennifer J. Burleigh, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

                                January 14, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

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
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      New Mountain Partners, L.P.
      13-4099832

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
                                                                      (B) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS
      See Item 4  AF, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)       [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

              7     SOLE VOTING POWER                                0
 NUMBER OF
   SHARES
BENEFICIALLY  8     SHARED VOTING POWER                      4,551,879
  OWNED BY
    EACH
  REPORTING   9     SOLE DISPOSITIVE POWER                           0
   PERSON
    WITH
              10    SHARED DISPOSITIVE POWER                 4,551,879

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,551,879

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 31.86%


14    TYPE OF REPORTING PERSON
      PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      New Mountain Investments, L.P.
       13-4099829

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
                                                                      (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF, OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)       [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

              7     SOLE VOTING POWER                                0
 NUMBER OF
   SHARES
BENEFICIALLY  8     SHARED VOTING POWER                      4,551,879
  OWNED BY
    EACH
  REPORTING   9     SOLE DISPOSITIVE POWER                           0
   PERSON
    WITH
              10    SHARED DISPOSITIVE POWER                 4,551,879

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,551,879


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 31.86%


14    TYPE OF REPORTING PERSON
      PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      New Mountain GP, LLC
      13-4099827

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
                                                                      (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      AF, OO


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)       [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


              7     SOLE VOTING POWER                                0
 NUMBER OF
   SHARES
BENEFICIALLY  8     SHARED VOTING POWER                      4,551,879
  OWNED BY
    EACH
  REPORTING   9     SOLE DISPOSITIVE POWER                           0
   PERSON
    WITH
              10    SHARED DISPOSITIVE POWER                 4,551,879

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,551,879

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 31.86%


14    TYPE OF REPORTING PERSON
      OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven B. Klinsky

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [X]
                                                                      (B) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS
      OO, PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)       [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States


              7     SOLE VOTING POWER                                0
 NUMBER OF
   SHARES
BENEFICIALLY  8     SHARED VOTING POWER                      4,551,879
  OWNED BY
    EACH
  REPORTING   9     SOLE DISPOSITIVE POWER                           0
   PERSON
    WITH
              10    SHARED DISPOSITIVE POWER                 4,551,879

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,551,879

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 31.86%


14    TYPE OF REPORTING PERSON
      IN

                            Statement on Schedule 13D

            This Amendment No. 5 to Schedule 13D filed jointly by the persons listed on the signature pages hereto (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock") and the Series A Preferred Stock (the "Series A Preferred Stock"), of Strayer Education, Inc., a corporation organized under the laws of the State of Maryland (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on March 26, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3") and Amendment No. 4 ("Amendment No. 4") filed jointly on May 15, 2001, October 8, 2002, November 18, 2002 and November 22, 2002, respectively, by the Reporting Persons. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

Item 1. Security and Issuer.

The second sentence of the disclosure in Item 1 is hereby amended and restated to read in its entirety as follows:

      The principal executive offices of the issuer are located at 1100 Wilson Blvd., Suite 2500, Arlington, VA 22209.

Item 4. Purpose of Transaction.

The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

            On January 14, 2004, New Mountain Partners, L.P. ("New Mountain") deposited 350,000 shares of Series A Preferred Stock (the "Escrowed Shares") into an escrow account pursuant to the Escrow Agreement dated as of January 14, 2004 among New Mountain, Bank of America, N.A., as Trustee (the "Trustee") of the New Mountain Strayer Trust (the "Trust") and Bank of America, N.A., as escrow agent (the "Escrow Agent"). New Mountain has agreed to transfer the Escrowed Shares (including any dividends received during the escrow period) into the Trust (the "Transfer") subject to the receipt of approvals by the U.S. Department of Education and certain other regulatory approvals. The Escrowed Shares have been deposited into escrow pending receipt of these approvals. Upon the receipt of these approvals, the Escrow Agent will transfer the Escrowed Shares and associated dividends to the Trust. New Mountain has executed an Amendment and Joinder to the Shareholders' Agreement to permit the Transfer and has executed an irrevocable proxy granting the Trustee the right to vote the Escrowed Shares pending the Transfer. During the escrow period, the Reporting Persons shall have no power to transfer, sell or otherwise dispose of the Escrowed Shares. On a stand alone basis following the Transfer, and without including any shares of Series A Preferred Stock held of record by MidOcean Partners as described in Item5(a) below, New Mountain would be deemed to beneficially own 23.6% of the outstanding Common Stock

      (assuming conversion of all outstanding Series A Preferred Stock). By reducing its holdings in the Issuer below the 25% U.S. Department of Education review and approval threshold, New Mountain will have the ability to enter into future transactions in the stock of the Issuer without having to obtain certain regulatory approvals before a transaction could be completed.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5(a) is hereby amended and restated in its entirety as follows:

            As of the date of this Amendment No. 5, the Reporting Persons may be deemed to beneficially own an aggregate of 4,551,879 shares of Common Stock which include:

                  (i) 3,551,879 shares of Common Stock issuable upon the conversion of 3,229,030 shares of Series A Preferred Stock (which includes dividends declared on Series A Preferred Stock through the date of this filing). Of the shares of Series A Preferred Stock, 2,454,233 shares of Series A Preferred Stock, which are currently convertible into 2,699,615 shares of Common Stock (or 20% of the outstanding Common Stock), are owned directly by the Reporting Persons, and the beneficial ownership of 774,797 shares of Series A Preferred Stock, which are currently convertible into 852,264 shares of Common Stock, arises from the Shareholders' Agreement, as amended from time to time, which provides the Reporting Persons with the ability to require that MidOcean Partners, L.P., as successor to DB Capital ("MidOcean") participate pro rata in certain sales of securities to a party that is not an affiliate of New Mountain and provides that each of the Reporting Persons and MidOcean support their respective individual and joint Board nominees, and the Letter Agreement, which provides that New Mountain, acting alone, will be entitled to elect all of the members of the Board of Directors of the Issuer entitled to be elected by the Selling Stockholders pursuant to the Articles Supplementary. New Mountain disclaims beneficial ownership of the shares of Series A Preferred Stock and the Common Stock issuable upon conversion thereof held of record by MidOcean. The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the
                  Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

                  (ii) the Option granted to New Mountain and MidOcean to purchase up to 1,000,000 shares of Common Stock from the Baileys. Of this 1,000,000 shares, an option to purchase 767,000 was granted directly to New Mountain and an option to purchase the other 233,000 was granted to

                  MidOcean. New Mountain disclaims beneficial ownership of the shares of Common Stock MidOcean may acquire upon exercise of the Option.

            Assuming the number of shares outstanding on October 31, 2003, the Reporting Persons may be deemed to beneficially own approximately 31.86% of the outstanding Common Stock of the Issuer. These shares do not include the Escrowed Shares, which are convertible into 384,994 shares of Common Stock. The Reporting Persons do not currently have the power to vote or dispose of the Escrowed Shares. Accordingly, the Reporting Persons may not be deemed to beneficially own such shares for purposes of this Schedule 13D. The Reporting Persons hereby disclaim beneficial ownership of the Series A Preferred Stock and the Option (and the shares issuable upon conversion of the Series A Preferred Stock and/or the exercise of the Option) to the extent owned by MidOcean. Including only the shares of Series A Preferred Stock owned of record by New Mountain on an as-converted to Common Stock basis and the shares of Common Stock New Mountain is entitled to acquire upon exercise of the Option described above, New Mountain would be deemed to beneficially own 23.6% of the outstanding Common Stock of the Issuer (assuming conversion of all outstanding Series A Preferred Stock).

            If the approvals required under the Escrow Agreement are not received within 120 days of the date the Escrowed Shares are placed in escrow, the Escrow Agreement and irrevocable proxy will terminate, and the Escrowed Shares and dividends (and the associated voting and disposition rights) will revert back to the Fund.

      The disclosure in Item 5(b) is hereby amended to delete the number "4,758,456" each place it appears and insert the number "4,551,879" in place thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in the second paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

            On January 14, 2004, New Mountain entered into the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrowed Shares were deposited into escrow pending the receipt of certain written approvals by the U.S. Department of Education and other required regulatory approvals. Upon deposit of the shares into escrow, New Mountain executed an irrevocable proxy granting voting rights to the Trustee with regard to the Escrowed Shares. Upon receipt of the necessary regulatory approvals, the shares will be transferred to the Trust, the beneficiaries of which are the general partner of New Mountain Partners, L.P. and those persons who are citizens or residents of the United States or domestic corporations within the meaning of Section 671(f)(1) of the Internal Revenue Code and limited partners of New Mountain Partners, L.P. During the escrow period, the Reporting Persons have no power to sell, transfer, or otherwise dispose of or vote the Escrowed Shares. Upon the transfer of the Escrowed Shares into the Trust, the Trustee will possess both irrevocable disposition and voting rights with regard to the Escrowed Shares. New Mountain and MidOcean have executed an Amendment and Joinder to the Shareholders' Agreement to permit the Transfer and New Mountain and the Issuer have executed an Amendment to the Registration Rights Agreement to permit the designation of the Trustee as a Covered Holder under such Agreement.

            If the regulatory approvals are not received within 120 days of the date the Escrowed Shares are placed in escrow, the Escrow Agreement and irrevocable proxy will terminate, and the Escrowed Shares and dividends (and the associated voting and disposition rights) will revert back to the Fund.

            Other than the Shareholders' Agreement, Letter Agreement, Purchase Agreement, Support and Option Agreement, the Articles Supplementary, the Escrow Agreement, the Irrevocable Proxy, the Trust, the Amendment and Joinder to the Shareholders' Agreement, the Amendment to the Registration Rights Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item,
      Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.5. Escrow Agreement, dated as of January 14, 2004 among New Mountain Partners, L.P., Bank of America, N.A. as trustee under the Trust Agreement, and Bank of America, N.A. as escrow agent.

Exhibit 99.6. The Irrevocable Proxy, dated as of January 14, 2004, between New Mountain Partners, L.P. and Bank of America, N.A. as trustee under the Trust Agreement.

Exhibit 99.7.  The New Mountain Strayer Trust, dated as of December 23,
               2003. Bank of America, N.A. is trustee of the trust, and the beneficiaries are all of the existing partners of New Mountain Partners, L.P. who are U.S. citizens or residents or specified domestic corporations at the time the shares are distributed from the trust.

Exhibit 99.8 Amendment and Joinder to the Shareholders' Agreement, dated as of January 14, 2004 among New Mountain Partners, L.P., MidOcean Capital Investors, L.P. and the New Mountain Strayer Trust.

Exhibit 99.9 Amendment to the Registration Rights Agreement, dated as of January 14, 2004 between New Mountain Partners, L.P. and Strayer Education, Inc.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D with respect to the undersigned is true, complete and correct.

Date: January 14, 2004

                                    NEW MOUNTAIN PARTNERS, L.P.
                                    By:  New Mountain Investments, L.P., its
                                    general partner
                                    By:  New Mountain GP, LLC, its
                                    general partner

                                    By:    /s/ Steven B. Klinsky
                                        ----------------------------------------
                                    Name:  Steven B. Klinsky
                                    Title:  Member



                                    NEW MOUNTAIN INVESTMENTS, L.P.
                                    By:  New Mountain GP, LLC, its
                                    general partner

                                    By:   /s/ Steven B. Klinsky
                                       -----------------------------------------
                                    Name:  Steven B. Klinsky
                                    Title:  Member



                                    NEW MOUNTAIN GP, LLC

                                    By:   /s/ Steven B. Klinsky
                                       -----------------------------------------
                                    Name:  Steven B. Klinsky
                                    Title:  Member

                                    By:   /s/ Steven B. Klinsky
                                       -----------------------------------------
                                    Name:  Steven B. Klinsky